UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

The Children’s Place, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	0-23071	31-1241495
(State of other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

500 Plaza Drive, Secaucus NJ	07094
(Address of principal executive offices)	(Zip code)

Jared E. Shure, Senior Vice President, General Counsel and Secretary	(201) 453-7049

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Form (“Form SD”) of The Children’s Place, Inc., together with the associated Conflict Minerals Report (Exhibit 1.01), is filed pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2023.

A copy of this Form SD and the Conflict Minerals Report is publicly available at http://corporate.childrensplace.com in the “Corporate Overview” section under the “Investor Relations” tab and in the section entitled “Financial Info – SEC Filings.”

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibit

Item 2.01 Exhibit

The following exhibit is filed as part of this report.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE CHILDREN’S PLACE, INC.

(Registrant)

By:	/s/ Jared E. Shure	May 31, 2024
(Signature and Title)*		(Date)
Name:	Jared E. Shure
Title:	Senior Vice President, General Counsel and Secretary

*Print name and title of the registrant’s signing executive officer under his or her signature.